eM

...per response . . . 12.00

SEC FILE NUMBER
8-50366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 3/5/02

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 Hempstead Tpke
(No. and Street)

East Meadow (City) N.Y (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL G CAROUSSO 516-222-8875
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMOS, GEORGE
(Name — if individual, state last, first, middle name)

42-27 BELL BOULEVARD (Address) BAYSIDE (City) NY (State) 11361 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NEIL G. CAROUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Member

Title

Sworn to before me this 26th day of February, 2002.

Notary Public

CAROLYN R. DIBELLA
NOTARY PUBLIC, State of New York
No. 4784995
Qualified in Nassau County
Commission Expires Sept 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
WITH
INDEPENDENT AUDITORS' REPORT

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438 • FAX: (718) 229-7042

INDEPENDENT AUDITOR'S REPORT

To the Members of
RNR Securities, L.L.C.

I have audited the accompanying statement of financial condition of RNR Securities,L.L.C. (the Company) as of December 31, 2001, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, L.L.C. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



George Demos,C.P.A.

Bayside,New York
February 19, 2002

RNR SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	41,123
Investments		15,799
Commissions receivable -net		9,305
Prepaid expenses and other assets		1,322
Organization costs, less accumulated amortization of $8,402		1,680
Furniture and equipment, less accumulated depreciation of $3,737		-
Total assets	$	69,229

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	22,311
Accounts payable and accrued expenses		2,126
Total liabilities		24,437
Members' equity:		
Members' equity		59,194
Accumulated other comprehensive loss		(14,402)
Total members' equity		44,792
Total liabilities and members' equity	$	69,229

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$	1,746,921
Sponsor fees		15,139
Processing fees		738
Total revenue		1,762,798
EXPENSES		
Members' guaranteed payments		753,504
Salaries and related expenses		26,467
Commissions		853,780
Occupancy		15,000
Regulatory fees and subscriptions		47,504
Outside services		14,956
Insurance		16,895
Office expense		15,597
Postage		7,358
Advertisement		950
Seminars		7,275
Travel		151
Professional fees		2,145
Telephone		1,285
Depreciation and amortization		2,016
Other expenses		1,705
Total expenses		1,766,588
LOSS FROM OPERATIONS		(3,790)
OTHER REVENUE		
Investment income		345
NET LOSS		(3,445)
OTHER COMPREHENSIVE LOSS		
Unrealized loss on investments		(2,788)
COMPREHENSIVE INCOME(LOSS)	$	(6,233)

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Members' Equity	Accumulated Other Comprehensive Loss	Total
Members' equity at beginning of year	$ 62,639	$ (11,614)	$ 51,025
Comprehensive income(loss):			
Net loss	(3,445)		(3,445)
Unrealized loss on investments arising during the period		(2,788)	(2,788)
Members' equity at end of year	$ 59,194	$ (14,402)	$ 44,792

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,445)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		2,016
Changes in assets and liabilities:		
Decrease in commissions receivable		3,205
Decrease in prepaid expenses and other assets		12,540
Decrease in commissions payable		(57,345)
Decrease in accounts payable and accrued expenses		(15,960)
NET CASH USED FOR OPERATING ACTIVITIES		(58,989)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(6,000)
NET CASH USED BY INVESTING ACTIVITIES		(6,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(64,989)
CASH AND CASH EQUIVALENTS - BEGINNING		106,112
CASH AND CASH EQUIVALENTS - ENDING	$	41,123

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance and annuities.

Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for Federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Furniture and Equipment:

Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Cash Equivalents:

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Commissions Receivable:

Commissions receivable are recorded net of commissions payable due independent agents. At December 31,2001 the Company's commissions receivable and commissions payable were $127,927 and $118,622, respectively.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The company leases office space from one of its members. Future minimum lease payments under the lease are as follows:

2002	$ 15,000
2003	15,000
	$ 30,000

NOTE 3 - SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2001.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2001 the Company had net capital of $30,091, which was $25,091 in excess of its required net capital.

NOTE 5 - INVESTMENTS:

The company invests in corporate stocks and mutual funds. At December 31,2001, these investments were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. At December 31, 2001 these investments had a fair value of $15,799, a cost of $30,201, and an unrealized loss of $14,402.

RNR SECURITIES, L.L.C.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total Capital		$ 44,792
Deductions and/or changes:		
Nonallowable assets:		
Prepaid expenses	$ 1,322	
Commission receivable-net	9,305	
Organization costs-net	1,680	12,307
Net capital before haircuts on securities positions (tentative net capital)		32,485
Haircuts on securities		
90 day certificate of deposit	11	
Mutual funds and stocks	2,383	2,394
Net capital		$ 30,091
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable		$ 22,311
Accounts payable and accrued expenses		2,126
Total aggregate indebtedness		$ 24,437
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 25,091
Excess net capital at 1,000 percent		$ 27,647
Ratio: Aggregate indebtedness to net capital		.81 TO 1

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/ or variable life insurance or annuities .

GEORGE DEMOS, C.P.A.

42-27 Bell Boulevard, Bayside, New York 11361
Tel.: (718) 428-0438 • Fax: (718) 229-7042

To the Members of
RNR Securities, L.L.C.

In planning and performing my audit of the financial statements and supplemental schedules of RNR Securities, L.L.C. (the Company), for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission(SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



George Demos, CPA
Bayside, New York
February 19, 2002